1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:      .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of February 2006
This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of February 2006.
1)	The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as	shares held as
Title	Name	of January 31,	of February 28,	Changes
		2006	2006
Vice Chairman	F. C. Tseng	39,280,891	39,120,891	-160,000
Director, President & CEO	Rick Tsai	25,746,795	25,576,795	-170,000
Senior Vice President	Kenneth Kin	3,279,860	3,259,860	-20,000
Senior Vice President	C. C. Wei	5,397,079	5,388,079	-9,000
Senior Vice President	Mark Liu	9,957,792	9,897,792	-60,000
Vice President	Wei Jen Lo	507,552	502,552	-5,000
Vice President	Jason Chen	370,000	361,000	-9,000
Senior Director	L.C. Tu	7,953,827	7,914,827	-39,000

2)	The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3)	The acquisition of assets:

Description of assets	Purchase price
Machinery Equipment	NT$4,051,341,980
Bond Funds	NT$4,300,000,000

4)	The disposition of assets:

Description of assets	Sell price
Machinery Equipment	US$12,756,298

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 24, 2006	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer